                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*

                          APRIA HEALTHCARE GROUP INC.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    037933108
           --------------------------------------------------------
                                 (CUSIP Number)


                             Ralph V. Whitworth
                         Relational Investors, LLC
                       19975 El Camino Real, Suite 300
                              San Diego, CA 92130
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 9, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 037933108


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Persons
     RELATIONAL, INVESTORS, LLC

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,557,948
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,557,948
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,557,948
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.72%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     OO
-------------------------------------------------------------------------------

CUSIP No. 037933108


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Persons
     RELATIONAL, INVESTORS, L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,579,424
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,579,424
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,579,424
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.91%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 037933108


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Persons
     RELATIONAL COAST PARTNERS, L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC/OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               66,640
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  66,640
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     66,640
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.12%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 037933108


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Persons
     RELATIONAL FUND PARTNERS, L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC/OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               91,461
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  91,461
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     91,461
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.17%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 037933108


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Persons
     RELATIONAL FUND PARTNERS, L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC/OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               205,714
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  205,714
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     205,714
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.38%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 037933108


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Persons
     RALPH V. WHITWORTH

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     NA
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,557,948
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,557,948
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,557,948
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.72%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

CUSIP No. 037933108


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Persons
     DAVID H. BATCHELDER

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     See Item 3
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               75,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,557,948
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  75,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,557,948
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,632,948
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.86%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

CUSIP No. 037933108


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Persons
     JOEL L. REED

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     NA
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,557,948
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,557,948
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,557,948
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.72%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D statement dated October 9, 1997, as amended by Amendment No. 1 dated January 28, 1998, Amendment No. 2 dated February 5, 1998, Amendment No. 3 dated July 20, 1998, Amendment No. 4 dated April 7, 1999, and Amendment No. 5 dated April 19, 1999 (the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Shares") of Apria Healthcare Group Inc. (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The answers to Item 5(a), (b) and (c) are hereby amended and restated in their entirety, as follows:

     (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 2,557,948 Shares constituting 4.72% of the outstanding Shares. The percentage of Shares owned is based upon 54,109,795 Shares outstanding on July 20, 2001, as set forth in the Company's Form 10-Q for the quarter ended June 30, 2001. In addition, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 121,666 shares which are subject to stock options exercisable within 60 days of the date of this Amendment and which are deemed to be beneficially owned by the Reporting Persons (collectively), and each of RILLC and Messrs. Whitworth, Batchelder and Reed are deemed to be outstanding for the purpose of computing the percentages of Shares outstanding owned by the Reporting Persons (collectively), RILLC and Messrs. Whitworth, Batchelder and Reed (but not RILP, RFP, RCP or RP).

     The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:


NAME                   NUMBER OF SHARES          PERCENT OF OUTSTANDING SHARES
----                   ----------------          -----------------------------
David Batchelder             75,000                          0.14%
RILLC                       614,709                          1.13%
RILP                      1,579,424                          2.91%
RFP                          91,461                          0.17%
RCP                          66,640                          0.12%
RP                          205,714                          0.38%



     RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 493,043 Shares that are owned by separate accounts which it manages and of 121,666 Shares which are subject to stock options exercisable within 60 days of the date of this Amendment. In addition, RILLC, as the sole general partner of each of RILP, RFP, RCP and RP may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,943,239 Shares (or 3.58% of outstanding Shares) of which one of RILP, RFP, RCP or RP may be deemed to possess direct beneficial ownership.

     In addition to the Shares of which Messrs. Batchelder and Whitworth are the direct beneficial owners, as Managing Members of RILLC, each of Messrs. Whitworth and Batchelder, as well as Mr. Reed may be deemed to share beneficial ownership of the 2,557,948 Shares (or 4.72% of outstanding Shares) which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder and Reed disclaims beneficial ownership of such 2,557,948 Shares for all other purposes.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

     (b) Mr. Batchelder has the sole power to vote or direct the vote of 75,000 Shares and the sole power to dispose or direct the disposition of such Shares.

     RILP has the sole power to vote or direct the vote of 1,579,424 Shares and the sole power to dispose or direct the disposition of such Shares.

     RFP has the sole power to vote or direct the vote of 91,461 Shares and the sole power to dispose or direct the disposition of such Shares.

     RCP has the sole power to vote or direct the vote of 66,640 Shares and the sole power to dispose or direct the disposition of such Shares.

     RP has the sole power to vote or direct the vote of 205,714 Shares and the sole power to dispose or direct the disposition of such Shares.

     RILLC has the sole power to vote or direct the vote of 493,043 Shares held by separate accounts which it manages, 121,666 Shares which are subject to stock options exercisable within 60 days of the date of this Amendment, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole General Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 1,943,239 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth and Reed, as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty (60) days is set forth in Exhibit 1A attached hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The answer to Item 6 is hereby amended by the addition, following the last paragraph thereof, of the following:

     On August 9, 2001, the Company participated as the selling stockholder in a secondary offering of 8,500,000 plus an optional 1,275,000 outstanding shares. The Company granted the Underwriters the option to purchase all or less than all of the optional securities within 30 days subsequent to the date of the Prospectus.

     In addition to the Underwriting Agreement, the Company also entered in to a Lock-up Agreement which prevents the Company from selling, contracting to sell, pledging or otherwise disposing of any directly or indirectly held shares or options outside of the above contract. The Lock-up Agreement expires 80 days after the Public Offering Date.

     See Underwriting Agreement and the Lock-up Agreement attached hereto as
Exhibit 8 and Exhibit 9, respectively, which are incorporated in their entirety into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         1. Information concerning transactions in the Shares effected by the Reporting Persons (as of October 9, 1997).*

         1A Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of November 20, 1998).***

         1B Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of April 8, 1999).

         1C Information concerning transactions in the Shares effected by the Reporting Persons since Amendment 4 (as of April 19,
                  1999). *****

         1D Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of August 9, 2001).

         2. Customer Agreement with Donaldson, Lufkin & Jenrette Securities Corporation.*

         3.       Joint Filing Agreement.*

         4.       Stockholder Agreement, dated February 3, 1998, among
                  JLL Argosy Apria, LLC, CIBC WG Argosy Merchant
                  Fund 2, LLC, Joseph Littlejohn & Levy Fund III, L.P., Relational Investors, LLC, HBI Financial, Inc. and
                  Apria Healthcare Group, Inc.**
 .
         5. Standby Purchase Agreement dated as of November 3, 1998, between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.***

         6. Registration Rights Agreement dated as of November 3, 1998, between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.***

         7. Stock Purchase Agreement, dated April 19, 1999, among the persons identified on Schedules A and B thereto. ****

         8. Underwriting Agreement, dated August 9, 2001, among Apria Healthcare Group Inc., Credit Suisse First Boston Corporation, Banc of America Securities Inc., J.P. Morgan Securities Inc., UBS Warburg LLC, Jefferies & Company, Inc., Morgan Stanley & Co., Incorporated, Tucker Anthony Incorporated and Relational Investors LLC.

         9. Lock-up Agreement, dated June 6, 2001, among Apria Healthcare Group Inc., Credit Suisse First Boston Corporation, and Relational Investors LLC.

         * Filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.

         ** Filed with Amendment No. 2 to the Schedule 13D of the Reporting Persons, dated February 5, 1998.

         *** Filed with Amendment No. 3 to the Schedule 13D of the Reporting Persons, dated November 20, 1998.

         **** Filed with Amendment No. 4 to the Schedule 13D of the Reporting Persons, dated April 7, 1999.

         ***** Filed with Amendment No. 5 to the Schedule 13D of the Reporting Persons, dated April 19, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated: August 13, 2001

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
         as general partner to each


         By: /s/ Ralph V. Whitworth

         Ralph V. Whitworth
         Managing Member


RELATIONAL INVESTORS, LLC


By: /s/ Ralph V. Whitworth


        Ralph V. Whitworth
        Managing Member


/s/ David H. Batchelder

David H. Batchelder


/s/ Joel L. Reed

Joel L. Reed

                                  EXHIBIT INDEX


EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
1.                Information concerning transactions in the Shares
                  effected by the Reporting Persons (as of October 9, 1997).*

1A Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of November 20, 1998). ***

1B Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of April
                  7, 1999). ****

1C Information concerning transactions in the Shares effected by the Reporting Persons since Amendment 4 (as of April 19,
                  1999). *****

1D Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of August
                  9, 2001).

2.                Customer Agreement with Donaldson, Lufkin & Jenrette
                  Securities Corporation.*

3.                Joint Filing Agreement.*

4.                Stockholder Agreement, dated February 3, 1998, among
                  JLL Argosy Apria, LLC, CIBC WG Argosy Merchant
                  Fund 2, LLC, Joseph Littlejohn & Levy Fund III, L.P.,
                  Relational Investors, LLC, HBI Financial, Inc. and
                  Apria Healthcare Group, Inc**

5. Standby Purchase Agreement dated as of November 3, 1998 between Apria Healthcare Group Inc. and Relational
                  Investors, LLC, on behalf of the entities named therein. ***

6.                Registration Rights Agreement dated as of November 3,
                  1998 between Apria Healthcare Group Inc. and
                  Relational Investors, LLC, on behalf of the entities named therein. ***


7. Stock Purchase Agreement, dated April 19, 1999, among the persons identified on Schedules A and B thereto. ****

8.                Underwriting  Agreement, dated August 9, 2001, among Apria
                  Healthcare  Group Inc.,  Credit Suisse First Boston
                  Corporation, Banc of America Securities Inc., J.P. Morgan
                  Securities Inc., UBS Warburg LLC, Jefferies & Company,  Inc.,
                  Morgan Stanley & Co., Incorporated, Tucker Anthony
                  Incorporated and Relational Investors LLC.

9.                Lock-up Agreement, dated June 6, 2001, among Apria Healthcare
                  Group Inc., Credit Suisse First Boston Corporation, and
                  Relational Investors LLC.



     * Filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.

     ** Filed with Amendment No. 2 to the Schedule 13D of the Reporting Persons, dated February 5, 1998.

     *** Filed with Amendment No. 3 to the Schedule 13D of the Reporting Persons, dated November 20, 1998.

     **** Filed with Amendment No. 4 to the Schedule 13D of the Reporting Persons, dated April 7, 1999.

     ***** Filed with Amendment No. 5 to the Schedule 13D of the Reporting Persons, dated April 19, 1999.